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SE 07008187 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William C. Burnside & Company, Inc.

8A-006400-C1

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N. Vermilion St.
(No. and Street)

Danville, Illinois 61832
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Burnside (217) 443-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daughhetee & Parks, P.C.
(Name – *if individual, state last, first, middle name*)

2200 A Kickapoo Dr.
Danville, Illinois 61832
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Burnside, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William C. Burnside & Company, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



OFFICIAL SEAL
VICKIE WATSON
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 09-19-10

William C. Burnside
Signature

PRESIDENT
Title

Vickie Watson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
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PROCESSING
AUG 29 2007
WASH. D.C.
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SECTION

WILLIAM C. BURNSIDE & COMPANY, INC
Danville, Illinois

FINANCIAL STATEMENTS and
INDEPENDENT AUDITOR'S REPORT
PURSUANT to RULE 171-5

For the Year Ended June, 2007

TABLE of CONTENTS

	Exhibit	Page
Annual Audited Report Form X-17A-5, Part III		i
Oath or Affirmation		ii
Independent Auditor's Report		1
Comparative Statement of Financial Condition	I	2
Comparative Statement of Income	II	3
Comparative Statement of Changes in Shareholders' Equity	III	4
Comparative Statement of Changes in Liabilities Subordinated to Claims of General Creditors	IV	5
Comparative Statement of Cash Flows	V	6
Notes to the Financial Statement	VI	7-9

SUPPLEMENTAL SCHEDULES

	Schedule	
Computation of Net Capital and Aggregate Indebtedness	A.	10
Independent Auditor's Report on Internal Control.		11-12
Independent Auditor's Report on U.S. Patriot Act Compliance.		13

This report consists of 13 pages.

Daughhetee
&Parks, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

We have audited the accompanying statements of financial condition of William C. Burnside & Company, Inc., as of June 30, 2007 and 2006, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit will not necessarily detect misstatements less than this materiality level that might exist due to error, fraudulent financial reporting, or misappropriation of assets. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William C. Burnside & Company, Inc., as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daughhetee & Parks, P.C.

August 17, 2007
Danville, Illinois

WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois
COMPARATIVE STATEMENT OF FINANCIAL CONDITION
As of June 30,

Exhibit I

	2007	2006
ASSETS		
Cash on Hand	40,763	87,231
Accounts Receivable - Subsidiary	-	4,127
Receivable from Broker/Dealers	38,603	19,537
Receivables from Employee	-	-
Securities Owned, at Market Value	163,267	95,156
Investment in Burnside & Associates	5,000	5,000
Prepaid Income Tax	74	9,306
Prepaid Insurance	1,150	2,310
Furniture and Equipment, Net of Accumulated Depreciation of $34,039 and $32,740 respectively	924	1,473
Leasehold Improvements, Net of Accumulated Depreciation of $18,423	-	-
Total Assets	249,781	224,140
LIABILITIES and SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	1,896	2,372
Accounts Payable - Subsidiary	812	-
Accrued Expenses	8,323	1,864
Federal Income Tax Payable	-	-
State Income Tax Payable	-	1,414
Commissions Payable	18,579	16,182
Subordinated Loan	150,000	150,000
Total Liabilities	179,610	171,832
SHAREHOLDERS' EQUITY		
Common Stock -No Par Value, 100,000 Shares Authorized; Issued and Outstanding 75,000 Shares	75,000	75,000
Additional Paid in Capital	250,000	250,000
Retained Earnings (Deficit)	(254,829)	(272,692)
Total Shareholders' Equity	70,171	52,308
Total Liabilities and Shareholders' Equity	249,781	224,140

WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois
COMPARATIVE STATEMENT OF INCOME
For the Years Ended June 30,

Exhibit II

	2007	2006
REVENUE		
Commissions & Concessions	695,998	798,283
Other Income, Net of Trade Income (Loss) of $-0- and $-0- respectively	15,184	16,908
Total Revenue	711,182	815,191
OPERATING EXPENSES		
Compensation and Related Benefits	38,848	39,721
Commission Expense	491,439	579,769
Clearing and Execution Charges	45,524	62,043
Occupancy and Equipment Rental	21,752	23,321
Communications	4,900	4,177
Interest	12,219	12,339
Other Operating Expense	73,659	73,367
Total Operating Expenses	688,341	794,737
NET INCOME (LOSS) BEFORE TAXES	22,841	20,454
PROVISION FOR INCOME TAXES	4,978	4,482
INCOME (LOSS) NET OF INCOME TAXES	17,863	15,972

See accompanying notes and auditor's report.

WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois
COMPARATIVE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended June 30, 2007

Exhibit III

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
BALANCE - Beginning of Period	75,000	250,000	(272,692)	52,308
Contributed Capital				-
NET INCOME (LOSS)	-	-	17,863	17,863
BALANCE - End of Period	75,000	250,000	(254,829)	70,171

For the Year Ended June 30, 2006

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
BALANCE - Beginning of Year	75,000	250,000	(288,664)	36,336
Contributed Capital	-	-	-	-
NET INCOME (LOSS)	-	-	15,972	15,972
BALANCE - End of Period	75,000	250,000	(272,692)	52,308

WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois
COMPARATIVE STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended June 30, 2007

Exhibit IV

Subordinated Liabilities at July 1, 2006	150,000
Increases (Decreases)	-
Subordinated Liabilities at June 30, 2007	150,000

For the Year Ended June 30, 2006

Subordinated Liabilities at July 1, 2005	150,000
Increases (Decreases)	-
Subordinated Liabilities at June 30, 2006	150,000

See accompanying note and auditor's report.

WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois
COMPARATIVE STATEMENT OF CASH FLOW
For the Years Ended June 30,

Exhibit V

	2007	2006
CASH FLOW from OPERATING ACTIVITIES		
Income (Loss) from Operations	17,863	15,972
Adjustments:		
Depreciation	1,299	1,174
(Increase) Decrease in Receivable from Subsidiary	4,127	374
(Increase) Decrease in Receivable from Broker/Dealer	(19,066)	7,419
(Increase) Decrease in Receivable from Employee	-	7,500
(Increase) Decrease in Securities Owned	(68,111)	(3,165)
(Increase) Decrease in Investments	-	-
(Increase) Decrease in Prepaid Expense	1,160	-
(Increase) Decrease in Prepaid Federal Income Tax	9,232	(9,306)
Increase (Decrease) in Accounts Payable	(476)	(4,801)
Increase (Decrease) in Accounts Payable Subsidiary	812	-
Increase (Decrease) in Accrued Expenses	6,459	(4,676)
Increase (Decrease) in Federal Income Tax Payable	-	(11,619)
Increase (Decrease in State Income Tax Payable	(1,414)	(3,923)
Increase (Decrease) in Commissions Payable	2,397	9,460
Net Cash Flow Provided (Used) by Operations	(45,718)	4,409
CASH FLOWS from INVESTING ACTIVITIES		
Acquisition of Fixed Asset	(750)	(237)
Net Cash Flow Provided (Used) From Investing	(750)	(237)
CASH FLOWS from FINANCING ACTIVITIES		
Decrease in Subordinated Note	-	-
Additional Contributed Capital	-	-
Net Cash Flow Provided (Used) from Financial Activities	-	-
NET INCREASE (DECREASE) in CASH and CASH EQUIVALENTS	(46,468)	4,172
CASH and CASH EQUIVALENTS - Balance at June 30, 2006 and 2005	87,231	83,059
CASH and CASH EQUIVALENTS - Balance at June 30, 2007 and 2006	40,763	87,231
SUPPLEMENTAL INFORMATION		
Interest Paid	12,219	12,339
Income Taxes Paid	1,440	26,262

WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Organization - The Company was incorporated in the state of Illinois on September 30, 1976. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

B. Subsidiary Investment - As of June 28, 2000, a 100% owned subsidiary (Burnside & Associates, Ltd., an Illinois corporation) was formed as an investment advisor company. The company is still a 100% owner of the company. The investment is being carried at its original cost basis of $5,000.

C. Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

D. Securities - Securities in firm investment and trading accounts are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market or estimated fair value is included in income.

E. Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

F. Furniture and Equipment - Depreciation is provided under various accelerated methods using estimated useful life of five years.

G. Leasehold Improvements - Leasehold improvements were amortized over the remaining term of an office lease, which expired on December 31, 1989.

H. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

I. Economic Dependency - The risk or economic dependency of an investment firm is directly related to the psychological mood swings of the investing public, and the general economic strength and weakness of investors.

NOTE 2 - NET CAPITAL

As a registered broker/dealer and member of the National Association of Securities Dealer, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2007, the Company's net capital and required net capital were $205,259 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 14.43%.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at June 30, 2007, are listed below. The subordinated lender is a shareholder of the Company.

Subordinated Loan 8.0% Due July 30, 2010

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 - RELATED PARTY INFORMATION

The sole shareholder of the Company leases office space in two locations to the Company. Total payments to the shareholder for rent during the year ended June 30, 2007, were $10,705. There are no future minimum payments on these leases.

NOTE 5 - COMMITMENTS

On June 1, 1999, the company terminated the agreement with Ameritrade/Advanced Clearing, Inc., and entered into an agreement with Miller, Johnson & Kuehn (MJK) whereby MJK, Inc. will execute and clear securities transactions for the Company on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the company is prohibited from entering into a similar agreement with another broker/dealer without prior approval from MJK. The company has deposited $10,000 with MJK to assure the company's performance under the agreement. This amount is included in "Receivable from broker/dealer" on the statement of financial condition.

NOTE 6 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $942, which has been segregated in a special bank account for the benefit of the customers under rule 15C3-3(k)(2)(i) of the Securities and Exchange Commission. None of this amount represents customer funds.

NOTE 7 - SECURITIES OWNED, AT MARKET VALUE

Marketable securities owned, at quoted market values are illustrated below.

	6/30/07	6/30/06
Federated Money Market Account	141,182	74,990
U.S. Treasury Bill	9,500	9,500
(Maturity date in excess of 90 Days)		
Other Money Market Account	12,585	10,666
Total	163,267	95,156

WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2007

NOTE 8 - OPERATING LEASES

The Company leases various office equipment through operating leases on a monthly basis. No future minimum payments are required.

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

	2007					
	Cost 6/30/06	Additions	Deletions	Cost 6/30/07	Accumulated Depreciation	Book Value
Leasehold Improvements	18,423	-	-	18,423	18,423	-
Furniture and Equipment	34,213	750	-	34,963	34,039	924
Totals	52,636	750	-	53,386	52,462	924

	2006					
	Cost 6/30/05	Additions	Deletions	Cost 6/30/06	Accumulated Depreciation	Book Value
Leasehold Improvements	18,423	-	-	18,423	18,423	-
Furniture and Equipment	33,976	237	-	34,213	32,740	1,473
Totals	52,399	237	-	52,636	51,163	1,473

Depreciation expense is $1,299 and $1,174 for 2007 and 2006, respectively.

SUPPLEMENTAL SCHEDULES

WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois
COMPUTATION OF NET CAPITAL and
AGGREGATE INDEBTEDNESS
June 30,

Schedule A

	2007	2006
COMPUTATION of NET CAPITAL		
Total Shareholders' Equity	70,171	52,308
Additions:		
Subordinated Loan	150,000	150,000
Deductions:		
Nonallowable Assets	11,898	26,966
Haircuts*	3,014	1,690
NET CAPITAL	205,259	173,652
Minimum Adjusted Net Capital Requirement	50,000	50,000
Excess Adjusted Net Capital	155,259	123,652
COMPUTATION of BASIC NET CAPITAL REQUIREMENT		
Minimum net Capital Requirement (6 2/3% of Total Aggregate Indebtedness)	1,975	1,456
Minimum Dollar Net Capital Requirement	50,000	50,000
NET CAPITAL REQUIREMENT	50,000	50,000
COMPUTATION of AGGREGATE INDEBTEDNESS		
Total Liabilities	179,610	171,832
Less - Subordinated Loan	150,000	150,000
TOTAL AGGREGATE INDEBTEDNESS	29,610	21,832
Percentage of Aggregate Indebtedness to Net Capital	14.43%	12.57%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

* The money market account was included under the heading "Securities Owned" in the Statements of Financial Position. For purposes of computing net capital, a 2% haircut was used.

See auditor's report.

Daughhetee
&Parks, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT
on the INTERNAL CONTROL STRUCTURE

Board of Directors
William C. Burnside & Company, Inc.
Danville, Illinois

In planning and performing our audit of the financial statements of William C. Burnside & Company, Inc., for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by William C. Burnside & Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedure can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the

Board of Directors
William C. Burnside & Company, Inc.
Page Two

risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of William C. Burnside & Company, Inc, for the year ended June 30, 2007, and this report does not affect our report thereon dated August 17, 2007. In addition, no facts came to our attention that would indicate that Company was not in compliance with its type k(2)(i) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Daughhetee & Parks, P.C.

August 17, 2007
Danville, Illinois


Daughhetee
&Parks, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

2200A Kickapoo Drive
P.O. Box 270
Danville, IL 61834-0270
217/431-0200 • FAX 217/431-6173
email: dpcpa@danville.net

102 South Broadway
P.O. Box 18
Newman, IL 61942
217/837-2011
FAX 217/837-2346

Board of Directors
William C. Burnside & Company, Inc.
Danville, IL 61832

We audited the financial statements of William C. Burnside & Company, Inc., as of June 30, 2007, on which our report was dated August 17, 2007.

During the course of the engagement, we included audit procedures to test for the compliance of the company with the U. S. Patriot Act. These procedures were designed to test that the company's internal anti-money laundering systems were adequate and to ensure that the company's employees, including its compliance officer, are receiving the requisite training and information. These controls were tested to confirm that the established policies and procedures are being followed and an assessment of adequacy of level of compliance.

In our opinion, the policies and procedures for compliance with the U. S. Patriot Act are adequate and are followed to the extent necessary to ensure compliance.

Daughhetee & Parks, P.C.

August 17, 2007
Danville, Illinois

END